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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                  NOTIFICATION OF LATE FILING               SEC FILE NUMBER
                                                              000-24366
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                                  (CHECK ONE):



[   ]  Form 10-K and Form 10-KSB    [  ]  Form 20-F  [  ]  Form 11-K

         [ x ]  Form 10-Q and Form 10-QSB  [  ] Form N-SAR

         For Period Ended:         March 31, 2001                              -
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         [  ]     Transition Report on Form 10-K
         [  ]     Transition Report on Form 20-F
         [  ]     Transition Report on Form 11-K
         [  ]     Transition Report on Form 10-Q
         [  ]     Transition Report on Form N-SAR
         For the Transition Period Ended:
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         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
         PLEASE PRINT OR TYPE.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION

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         Full Name of Registrant

            Goran Capital Inc.

         Former Name if Applicable

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         Address of Principal Executive Office (Street and Number)

                4720 Kingsway Drive
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         City, State and Zip Code

                Indianapolis, Indiana 46205
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PART II--RULES 12B-25 (B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [P. 23,047], the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (P. 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (P. 72,439), effective August 13, 1992, 57 F.R. 36442.]
                                                 (Attach Extra Sheets if Needed)


      As previously reported, the Registrant is pursuing a disposition of its discontinued crop insurance operations and until definitive agreements for the disposition have been entered


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into, it is not feasible to complete the financial statements, the notes to the financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for the quarter. For these reasons, the Registrant does not believe that it is possible or appropriate to file any portion of the Quarterly Report on Form 10-Q at this time. The Registrant intends to file the Form 10-Q within five calendar days.
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PART IV--OTHER INFORMATION

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     (1) Name and telephone number of person to contact in regard to this notification

     Douglas H. Symons      317                       259-6413
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         (Name)          (Area Code)               (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                         [ x ]  Yes     [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [ x ]  Yes     [  ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant expects to report a net loss of approximately $9.5 million for the first quarter of 2001 as compared to the net loss of $3.4 million reported for the comparable period in 2000. Net loss from the continuing nonstandard automobile operations before taxes and minority interest was $6.6 million for the first quarter of 2001 as compared to a net loss of $ 3.7 million for the same period in 2000. This loss is attributed to the loss ratio on the auto book being higher than expected for the 1st quarter of 2001 and reductions in premium volume from the 1st quarter of 2000 being greater than the corresponding reduction in operating expenses. The Registrant also incurred additional capital losses over amounts recorded in the 1st quarter of 2000 as a result of continued liquidation of investments in unfavorable market conditions.


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                               GORAN CAPITAL INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     May 16, 2001               By:/s/Douglas H. Symons
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                                       Douglas H. Symons,
                                       Chief Operating Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.




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